UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

GENESCO INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
371532102
(CUSIP Number)
November 28, 2007
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 371532102	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS Serengeti Asset Management LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		1,146,800

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,146,800

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,146,800

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.0%

12	TYPE OF REPORTING PERSON

	PN

CUSIP No. 371532102	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS J.L. Serengeti Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		1,146,800

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,146,800

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,146,800

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.0%

12	TYPE OF REPORTING PERSON

	OO

CUSIP No. 371532102	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS Joseph A. LaNasa III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		1,146,800

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,146,800

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,146,800

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.0%

12	TYPE OF REPORTING PERSON

	IN

CUSIP No. 371532102	Page 5 of 9 Pages
Item 1.
(a)	Name of Issuer

Genesco Inc.
(b)	Address of Issuer’s Principal Executive Offices

1415 Murfreesboro Road, Nashville, Tennessee 37217-2895
Item 2.
(a)	Name of Person Filing
          This statement is jointly filed by and on behalf of each of Serengeti Asset Management LP, J.L. Serengeti Management LLC and Joseph A. LaNasa III with respect to the ownership of shares of common stock of Genesco Inc. by Serengeti Partners LP and Serengeti Overseas Ltd. Serengeti Asset Management LP acts as an investment adviser to, and manages investment and trading accounts of, other persons, including Serengeti Partners LP and Serengeti Overseas Ltd. Serengeti Asset Management LP may be deemed, through investment advisory contracts or otherwise, to beneficially own securities owned by other persons, including Serengeti Partners LP and Serengeti Overseas Ltd. J.L. Serengeti Management LLC is the general partner of Serengeti Asset Management LP and may be deemed to control Serengeti Asset Management LP and beneficially own securities owned by Serengeti Asset Management LP. Mr. LaNasa is the sole member of J.L. Serengeti Management LLC and may be deemed to control J.L. Serengeti Management LLC and beneficially own securities owned by J.L. Serengeti Management LLC.
          Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.
          Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any syndicate or group with respect to the issuer or any securities of the issuer.
(b)	Address of Principal Business Office or, if none, Residence

The address of the principal business office of each reporting person is 632 Broadway, 12th Floor, NewYork, NY 10012.
(c)	Citizenship

See Item 4 on the cover pages hereto.
(d)	Title of Class of Securities

Common Stock
(e)	CUSIP Number

371532102

CUSIP No. 371532102	Page 6 of 9 Pages
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	An investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d- 1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d- 1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(J).
Item 4. Ownership.
(a)	Amount beneficially owned:

See Item 9 on the cover pages hereto.
(b)	Percent of class:

See Item 11 on the cover pages hereto.
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:

See Item 5 on the cover pages hereto.

(ii)	Shared power to vote or to direct the vote:

See Item 6 on the cover pages hereto.

(iii)	Sole power to dispose or to direct the disposition of:

See Item 7 on the cover pages hereto.

(iv)	Shared power to dispose or to direct the disposition of:

See Item 8 on the cover pages hereto.
Item 5. Ownership of 5% or Less of a Class.
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 6. Ownership of More than 5 Percent on Behalf of Another Person
     See response to Item 4.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
     Not Applicable.

CUSIP No. 371532102	Page 7 of 9 Pages
Item 8. Identification and Classification of Members of the Group
     Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any syndicate or group with respect to the issuer or any securities of the issuer.
Item 9. Notice of Dissolution of Group
     Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any syndicate or group with respect to the issuer or any securities of the issuer.
Item 10. Certifications
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 8 of 9 Pages
SIGNATURES
          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
December 5, 2007

Serengeti Asset Management LP
By:	/s/ Brandon W. Gardner
Brandon W. Gardner
Authorized Person

J.L. Serengeti Management LLC
By:	/s/ Joseph A. LaNasa III
Joseph A. LaNasa III
Authorized Person

Joseph A. LaNasa III
/s/ Joseph A. LaNasa III
Joseph A. LaNasa III

Page 9 of 9 Pages

EXHIBIT INDEX

Exhibit
Number	Description

99.1	Joint Filing Agreement dated December 5, 2007 among Serengeti Asset Management LP, J.L. Serengeti Management LLC and Joseph A. LaNasa III